News Release

BROOKFIELD PROPERTY PARTNERS REPORTS

FIRST QUARTER 2013 RESULTS

Hamilton, Bermuda, May 1, 2013 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter ended March 31, 2013 for the commercial property operations of Brookfield Asset Management Inc. (“Brookfield carve-out”). Brookfield Property Partners also provided pro forma financial results that reflect the Brookfield carve-out financial statements with adjustments to give effect to the spinoff and the acquisition by Brookfield Property Partners of its business and assets as of March 31, 2013 (in the case of the statement of financial osition data) and January 1, 2012 (in the case of the statement of operations data). A reconciliation of the Brookfield carve-out financial results to the pro forma financial results is provided in Appendix A.

“Brookfield Property Partners is an ideal security for investors seeking diversified exposure to best in class real estate on a global basis,” stated Ric Clark, Chief Executive Officer. “We’re pleased that we are now listed on the New York and Toronto stock exchanges and are pursuing investment opportunities in all sectors and across multiple geographies.”

Pro Forma Financial Results

(US$ millions) Three months ended March 31,	2013	2012
Total revenue	$1,125	$752
Funds from operations ("FFO") (1)	149	123
Total Return(1)	357	526
Net income	539	673

Net income attributable to limited partnership units ("LP Units")	$49	$60
Net income attributable to redeemable/exchangeable operating partnership units held by Brookfield ("REUs")	241	297
Net income attributable to LP Units and REUs	290	357
Net income attributable interests of others in consolidated subsidiaries	249	316
Net income	$539	$673

	Mar. 31, 2013	Dec. 31, 2012
Total assets	$47,809	$47,145
Total liabilities	24,953	24,471
Equity attributable to LP Units	2,011	1,998
Non-controlling interests of others in consolidated subsidiaries	10,974	10,865
Non-controlling interests attributable to REUs	9,871	9,811

(1) FFO and Total Return represent interests attributable to LP Units and REUs. The interests attributable to REUs are presented as non-controlling interests in the pro forma statement of income.See “Pro-forma Reconciliation of NOI, FFO and Total Return to Net Income” below in this news release for the components FFO.

FFO for the quarter ended March 31, 2013 was $149 million which was an increase of $26 million from the prior year period.

Total Return for the quarter ended March 31, 2013 was $357 million which was a decrease of $169 million from the prior year period, primarily a result of significant valuation gains in the prior year partially offset by the increase in FFO in the current period.

Net income attributable to LP Units and REUs for the quarter ended March 31, 2013 was $49 million and $241 million, respectively, totalling $290 million, a decrease of $67 million from the prior year period.

Volume Weighted Average Trading Price

On April 15, 2013, Brookfield Asset Management Inc. (“Brookfield”) paid a special dividend of one unit of Brookfield Property Partners per 17.42 shares held by shareholders of record as of March 26, 2013. On April 15, 2013, the units commenced trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN,” respectively. Generally, the tax cost of Brookfield Property Partners units received on March 26, 2013 should equal their fair market value on that date. Neither U.S. nor Canadian tax rules specify the method to determine fair market value in this situation; however, a commonly used method is the weighted average trading price of the units on the NYSE and TSX for the five trading days commencing on April 15, 2013 which is $21.8271 and CAD $22.3805 respectively.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Brookfield Property Partners units, and no representation with respect to the U.S. and Canadian income tax consequences to any particular holder is made. Consequently, holders of Brookfield Property Partners units are advised to consult their own tax advisors with respect to their particular circumstances.

Significant Transactions During the First Quarter

Brookfield Property Partners, directly or through affiliates, acquired seven real estate assets totaling over $546 million and disposed of seven real estate assets totaling $308 million, generating $36 million net proceeds (at share) during the first quarter of 2013. Highlights from the quarter include:

Office

o	Sold one non-core office asset, RBC Plaza in Minneapolis, for approximately $127 million
o	Entered into merger agreement to acquire MPG Office Trust subsequent to quarter end

Retail

o	Divested one non-core retail mall for $80 million
o	Acquired $157 million of L.P. interest in Rouse Properties Inc. shares and General Growth Properties Inc. shares and warrants subsequent to quarter end

Multi-family

o	Closed on nine properties for a gross purchase price of $213 million
o	Completed over $240 million value-add multi-family acquisitions in the U.S.

Industrial

o	Obtained financings at three properties allowing us to return $60 million of total equity

Opportunistic & Other

o	Acquired a Los Angeles based office campus consisting of nine buildings for $90 million

Dividend Declaration

The Board of Directors of Brookfield Property Partners declared a quarterly common unit dividend of $0.1277 per unit payable on June 28, 2013 to unitholders of record at the close of business on May 31, 2013. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The dividend, calculated for the period from April 15, 2013 to May 31, 2013, represents an annualized dividend of $1.00 per unit.

Additional Information

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on Brookfield Property Partners’ SEDAR profile at www.sedar.com.

* * * * *

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 19,800 multi-family units, 29 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Basis of Presentation

This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets. Brookfield Property Partners defines FFO as income, including equity accounted income, before realized gains (losses), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in consolidated subsidiaries, but before non-controlling interests in the REUs. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Total Return is defined as income before income tax expense (benefit) and related non-controlling interests, and represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns. Net operating income, FFO and Total Return are measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Consolidated Balance Sheet

(US$ Millions)	Carve-out (1)		Pro forma
	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties	$32,336	$31,859	$31,415	$30,956
Equity accounted investments	8,169	8,110	7,594	7,539
Participating loan notes	-	-	790	775
Other non-current assets	5,522	5,636	5,522	5,537
Loans and notes receivable	283	246	283	246
	46,310	45,851	45,604	45,053
Current assets
Loans and notes receivable	162	237	138	212
Accounts receivable and other	1,098	1,022	1,128	975
Cash and cash equivalents	970	910	939	905
	2,230	2,169	2,205	2,092
Total assets	$48,540	$48,020	$47,809	$47,145
Liabilities and equity in net assets
Non-current liabilities
Property debt	$17,673	16,358	$17,089	$15,785
Capital securities	650	664	1,900	1,914
Other non-current liabilities	585	441	585	439
Deferred tax liability	1,073	997	1,174	1,075
	19,981	18,460	20,748	19,213
Current liabilities
Property debt	2,855	3,366	2,855	3,366
Capital securities	-	202	-	202
Accounts payable and other liabilities	1,345	1,747	1,350	1,690
	4,200	5,315	4,205	5,258
Total liabilities	24,181	23,775	24,953	24,471
Equity in net assets
Non-controlling interests
Interests of others in consolidated subsidiaries	11,002	10,870	10,974	10,865
Redeemable/Exchangeable operating partnership units held by Brookfield Asset Management Inc.	-	-	9,871	9,811
Total non-controlling interests	11,002	10,870	20,845	20,676
Equity in net assets attributable to parent company	13,357	13,375	-	-
Limited partnership units	-	-	2,011	1,998
Total equity in net assets	24,359	24,245	22,856	22,674
Total liabilities and equity in net assets	$48,540	$48,020	$47,809	$47,145

(1) Carve-out financial statements of commercial property operations of Brookfield

See “Appendix A “Reconciliation of carve-out financial results to pro forma financial statements” for an explanation of the adjustments.

Consolidated Statements of Income

	Carve-out (1)		Pro forma
(US$ Millions) Three months ended March 31,	2013	2012	2013	2012
Commercial property revenue	$751	$671	$728	$635
Hospitality revenue	329	51	329	51
Investment and other revenue	56	53	68	66
Total revenue	1,136	775	1,125	752
Direct commercial property expense	307	271	300	262
Direct hospitality expense	274	46	274	46
Investment and other expense	19	10	19	10
Interest expense	268	246	276	245
Administration expense	38	35	51	48
Total expenses	906	608	920	611
Fair value gains, net	247	340	216	313
Share of equity accounted income excluding fair value gains	106	89	95	79
Share of equity accounted fair value gains	126	353	126	353
Income before income taxes	709	949	642	886
Income tax expense	104	239	103	213
Net income	$605	$710	$539	$673
Net income attributable to:
Non-controlling interests:
Interests of others in consolidated subsidiaries	$254	$327	$249	$316
Redeemable/Exchangeable operating partnership units held by Brookfield	-	-	241	297
Total non-controlling interests	254	327	490	613
Parent company	351	383	-	-
Limited partnership units	-	-	49	60
Net income	$605	$710	$539	$673

(1) Carve-out financial statements of commercial property operations of Brookfield

See “Appendix A “Reconciliation of carve-out financial results to pro forma financial statements” for an explanation of the adjustments.

Reconciliation of NOI, FFO and Total Return

	Carve-out (1)		Pro forma
(US$ Millions) Three months ended March 31,	2013	2012	2013	2012
Commercial property revenue	$751	$671	$728	$635
Hospitality revenue	329	51	329	51
Direct commercial property expense	(307)	(271)	(300)	(262)
Direct hospitality expense	(274)	(46)	(274)	(46)
Depreciation and amortization of real estate assets(2)	22	4	22	4
NOI	521	409	505	382
Investment and other revenue	56	53	68	66
Investment and other expense	(19)	(10)	(19)	(10)
Share of equity accounted income excluding fair value gains	106	89	95	79
Interest expense	(268)	(246)	(276)	(245)
Administration expense	(38)	(35)	(51)	(48)
Non-controlling interests of others in consolidated subsidiaries in funds from operations	(173)	(112)	(173)	(101)
FFO(3)	185	148	149	123
Depreciation and amortization of real estate assets(2)	(22)	(4)	(22)	(4)
Fair value gains, net	247	340	216	313
Share of equity accounted fair value gains	126	353	126	353
Non-controlling interests of others in consolidated subsidiaries in Total Return	(117)	(259)	(112)	(259)
Total Return(3)	419	578	357	526
Income tax expense	(104)	(239)	(103)	(213)
Non-controlling interest of others in consolidated subsidiaries in income tax expense	36	44	36	44
Net income attributable to parent company/LP Units and REUs(4)	351	383	290	357
Net income attributable to non-controlling interests	254	327	-	-
Net income attributable to non-controlling interests of others in consolidated subsidiaries	-	-	249	316
Net income	$605	$710	$539	$673

(1) Carve-out financial statements of commercial property operations of Brookfield
(2) Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Total Return calculation.
(3) FFO, Total Return, and net income represent interests attributable to LP Units and REUs. The interests attributable to REUs are presented as non-controlling interests in the pro forma statement of income.
(4) For the carve-out columns this line item represents net income attributable to parent company, and for the pro forma columns this represents net income attributable to LP Units and REUs.

See “Appendix A: Reconciliation of carve-out financial results to pro forma financial results” for an explanation of the adjustments.

Appendix A: Reconciliation of carve-out financial results to pro forma financial results

As at March 31, 2013			Pro Forma Adjustments								Pro Forma
(US$ Millions)	Brookfield Property Partners L.P. (1)	Brookfield Carve-out	Australian Investments (a)	Australian Exclusions (b)	Capital Securities (c)	Preferred Shares (d)	Equity (e)	Tax Impact of Reorganization (f)	HHC (h)	Total Pro Forma Adjustments	Brookfield Property Partners L.P.

Assets
Non-current assets
Investment properties	$-	$32,336	$(755)	$(166)	$-	$-	$-	$-	$-	$(921)	$31,415
Equity accounted investments	-	8,169	(575)	-	-	-	-	-	-	(575)	7,594
Participating loan notes	-	-	790	-	-	-	-	-	-	790	790
Other non-current assets	-	5,522	-	-	-	-	-	-	-	-	5,522
Loans and notes receivable	-	283	-	-	-	-	-	-	-	-	283
	-	46,310	(540)	(166)	-	-	-	-	-	(706)	45,604
Current assets
Loans and notes receivable	-	162	-	(24)	-	-	-	-	-	(24)	138
Accounts receivable and other	-	1,098	63	(33)	-	-	-	-	-	30	1,128
Cash and cash equivalents	-	970	(13)	(18)	-	-	-	-	-	(31)	939
	-	2,230	50	(75)	-	-	-	-	-	(25)	2,205
Total assets	$-	$48,540	$(490)	$(241)	$-	$-	$-	$-	$-	$(731)	$47,809
Liabilities and equity in net assets
Non-current liabilities
Property debt	$-	$17,673	$(537)	$(47)	$-	$-	$-	$-	$-	$(584)	$17,089
Capital securities	-	650	-	-	1,250	-	-	-	-	1,250	1,900
Other non-current liabilities	-	585	-	-	-	-	-	-	-	-	585
Deferred tax liability	-	1,073	64	(16)	-	-	-	53	-	101	1,174
	-	19,981	(473)	(63)	1,250	-	-	53	-	767	20,748
Current liabilities
Property debt	-	2,855	-	-	-	-	-	-	-	-	2,855
Capital securities		-	-	-	-	-	-	-	-	-	-
Accounts payable and other liabilities	-	1,345	44	(12)	-	-	-	-	(27)	5	1,350
	-	4,200	44	(12)	-	-	-	-	(27)	5	4,205
Equity in net assets
Non-controlling interests
Interests of others in consolidated subsidiaries	-	11,002	(40)	(13)	-	25	-	-	-	(28)	10,974
Redeemable/exchangeable operating partnership units held by parent	-	-	-	-	-	-	9,871	-	-	9,871	9,871
Total non-controlling interests	-	11,002	(40)	(13)	-	25	9,871	-	-	9,843	20,845
Equity in net assets attributable to parent company	-	13,357	(21)	(153)	(1,250)	(25)	(11,882)	(53)	27	(13,357)	-
Limited partnership units	-	-	-	-	-	-	2,011	-	-	2,011	2,011
Total equity in net assets	-	24,359	(61)	(166)	(1,250)	-	-	(53)	27	(1,503)	22,856
Total liabilities and equity in net assets	$-	$48,540	$(490)	$(241)	$-	$-	$-	$-	$-	$(731)	$47,809

(1) Includes Brookfield Property Partners L.P. balance sheet as at March 31, 2013 which includes partnership equity of $0.001 which is not presented due to rounding.

See notes for an explanation of each adjustment.

As at December 31, 2012			Pro Forma Adjustments								Pro Forma
(US$ Millions)	Brookfield Property Partners L.P. (1)	Brookfield Carve-out	Australian Investments (a)	Australian Exclusions (b)	Capital Securities (c)	Preferred Shares (d)	Equity (e)	Tax Impact of Reorganization (f)	HHC (h)	Total Pro Forma Adjustments	Brookfield Property Partners L.P.
Assets
Non-current assets
Investment properties	$-	$31,859	$(740)	$(163)	$-	$-	$-	$-	$-	$(903)	$30,956
Equity accounted investments	-	8,110	(568)	(3)	-	-	-	-	-	(571)	7,539
Participating loan notes	-	-	775	-	-	-	-	-	-	775	775
Other non-current assets	-	5,636	-	-	-	-	-	-	(99)	(99)	5,537
Loans and notes receivable	-	246	-	-	-	-	-	-	-	-	246
	-	45,851	(533)	(166)	-	-	-	-	(99)	(798)	45,053
Current assets
Loans and notes receivable	-	237	-	(25)	-	-	-	-	-	(25)	212
Accounts receivable and other	-	1,022	-	(47)	-	-	-	-	-	(47)	975
Cash and cash equivalents	-	910	(3)	(2)	-	-	-	-	-	(5)	905
	-	2,169	(3)	(74)	-	-	-	-	-	(77)	2,092
Total assets	$-	$48,020	$(536)	$(240)	$-	$-	$-	$-	$(99)	$(875)	$47,145
Liabilities and equity in net assets
Non-current liabilities
Property debt	$-	$16,358	$(526)	$(47)	$-	$-	$-	$-	$-	$(573)	$15,785
Capital securities	-	664	-	-	1,250	-	-	-	-	1,250	1,914
Other non-current liabilities	-	441	-	(2)	-	-	-	-	-	(2)	439
Deferred tax liability	-	997	59	(16)	-	-	-	43	(8)	78	1,075
	-	18,460	(467)	(65)	1,250	-	-	43	(8)	753	19,213
Current liabilities
Property debt	-	3,366	-	-	-	-	-	-	-	-	3,366
Capital securities		202	-	-	-	-	-	-	-	-	202
Accounts payable and other liabilities	-	1,747	(33)	(11)	-	-	-	-	(13)	(57)	1,690
	-	5,315	(33)	(11)	-	-	-	-	(13)	(57)	5,258
Equity in net assets
Non-controlling interests
Interests of others in consolidated subsidiaries	-	10,870	-	(13)	-	25	-	-	(17)	(5)	10,865
Redeemable/exchangeable operating partnership units held by parent	-	-	-	-	-	-	9,811	-	-	9,811	9,811
Total non-controlling interests	-	10,870	-	(13)	-	25	9,811	-	(17)	9,806	20,676
Equity in net assets attributable to parent company	-	13,375	(36)	(151)	(1,250)	(25)	(11,809)	(43)	(61)	(13,375)	-
Limited partnership units	-	-	-	-	-	-	1,998	-	-	1,998	1,998
Total equity in net assets	-	24,245	(36)	(164)	(1,250)	-	-	(43)	(78)	(1,571)	22,674
Total liabilities and equity in net assets	$-	$48,020	$(536)	$(240)	$-	$-	$-	$-	$(99)	$(875)	$47,145

(1) Includes Brookfield Property Partners L.P. balance sheet as at January 15, 2013 which includes partnership equity of $0.001 which is not presented due to rounding.

See notes for an explanation of each adjustment.

For the three months ended March 31, 2013			Pro Forma Adjustments								Pro Forma
(US$ Millions)	Brookfield Property Partners L.P.	Brookfield Carve-out	Australian Investments (a)	Australian Exclusions (b)	Capital Securities (c)	Equity (e)	Tax Impact of Reorganization (f)	Management Fee (g)	HHC (h)	Total Pro Forma Adjustments	Brookfield Property Partners L.P.

Commercial property revenue	$-	$751	$(19)	$(4)	$-	$-	$-	$-	$-	$(23)	$728
Hospitality revenue	-	329	-	-	-	-	-	-	-	-	329
Investment and other revenue	-	56	13	(1)	-	-	-	-	-	12	68
Total revenue	-	1,136	(6)	(5)	-	-	-	-	-	(11)	1,125
Direct commercial property expense	-	307	(5)	(2)	-	-	-	-	-	(7)	300
Direct hospitality expense	-	274	-	-	-	-	-	-	-	-	274
Investment and other expense	-	19	-	-	-	-	-	-	-	-	19
Interest expense	-	268	(10)	(1)	19	-	-	-	-	8	276
Administration expense	-	38	-	-	-	-	-	13	-	13	51
Total expenses	-	906	(15)	(3)	19	-	-	13	-	14	920
Fair value gains	-	247	2	3	-	-	-	-	(36)	(31)	216
Share of net earnings from equity accounted investments	-	232	(11)	-	-	-	-	-	-	(11)	221
Income before income taxes	-	709	-	1	(19)	-	-	(13)	(36)	(67)	642
Income tax (expense) benefit	-	(104)	-	-	-	-	(7)	3	5	1	(103)
Net income	$-	$605	$-	$1	$(19)	$-	$(7)	$(10)	$(31)	$(66)	$539

Net income attributable to:
Non-controlling interests:
Interests of others in consolidated subsidiaries	$-	$254	$-	$1	$-	$-	$-	$-	$(6)	$(5)	$249
Redeemable/exchangeable operating partnership units held by parent	-	-	-	-	-	241	-	-	-	241	241
Total non-controlling interests	-	254	-	1	-	241	-	-	(6)	236	490
Parent company	-	351	-	-	(19)	(290)	(7)	(10)	(25)	(351)	-
Limited partnership units	-	-	-	-	-	49	-	-	-	49	49
	$-	$605	$-	$1	$(19)	$-	$(7)	$(10)	$(31)	$(66)	$539

See notes for an explanation of each adjustment.

For the three months ended March 31, 2012			Pro Forma Adjustments								Pro Forma
(US$ Millions)	Brookfield Property Partners L.P.	Brookfield Carve-out	Australian Investments (a)	Australian Exclusions (b)	Capital Securities (c)	Equity (e)	Tax Impact of Reorganization (f)	Management Fee (g)	HHC (h)	Total Pro Forma Adjustments	Brookfield Property Partners L.P.

Commercial property revenue	$-	$671	$(25)	$(11)	$-	$-	$-	$-	$-	$(36)	$635
Hospitality revenue	-	51	-	-	-	-	-	-	-	-	51
Investment and other revenue	-	53	14	(1)	-	-	-	-	-	13	66
Total revenue	-	775	(11)	(12)	-	-	-	-	-	(23)	752
Direct commercial property expense	-	271	(5)	(4)	-	-	-	-	-	(9)	262
Direct hospitality expense	-	46	-	-	-	-	-	-	-	-	46
Investment and other expense	-	10	-	-	-	-	-	-	-	-	10
Interest expense	-	246	(16)	(4)	19	-	-	-	-	(1)	245
Administration expense	-	35	-	-	-	-	-	13	-	13	48
Total expenses	-	608	(21)	(8)	19	-	-	13	-	3	611
Fair value gains	-	340	-	(14)	-	-	-	-	(13)	(27)	313
Share of net earnings from equity accounted investments	-	442	(10)	-	-	-	-	-	-	(10)	432
Income before income taxes	-	949	-	(18)	(19)	-	-	(13)	(13)	(63)	886
Income tax (expense) benefit	-	(239)	-	1	-	-	22	3	-	26	(213)
Net income	$-	$710	$-	$(17)	$(19)	$-	$22	$(10)	$(13)	$(37)	$673

Net income attributable to:
Non-controlling interests:
Interests of others in consolidated subsidiaries	$-	$327	$-	$(11)	$-	$-	$-	$-	$-	$(11)	$316
Redeemable/exchangeable operating partnership units held by parent	-	-	-	-	-	297	-	-	-	297	297
Total non-controlling interests	-	327	-	(11)	-	297	-	-	-	286	613
Parent company	-	383	-	(6)	(19)	(357)	22	(10)	(13)	(383)	-
Limited partnership units	-	-	-	-	-	60	-	-	-	60	60
	$-	$710	$-	$(17)	$(19)	$-	$22	$(10)	$(13)	$(37)	$673

See notes for an explanation of each adjustment.

Note regarding pro forma financial information:

The pro forma financial information in this release has been prepared to give effect to the acquisition by Brookfield Property Partners of Brookfield’s commercial property operations (the “reorganization”), including its office, retail, multi-family and industrial and opportunistic assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities. The commercial property operations transferred to the company through the reorganization includes all of the commercial property operations of Brookfield included in the Brookfield carve-out financial statements except for (i) its interest in the Howard Hughes Corporation, a publicly listed real estate entity; and (ii) certain assets within Brookfield’s Australian operations which are not being transferred.

In addition, the pro forma information was prepared reflecting adjustments for the following:

a)	Acquisition of interests in Brookfield’s Australian properties through participating loan notes.
b)	Exclusion of certain assets within Brookfield’s Australian operations which are not being transferred to the company as part of the reorganization.
c)	Issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the business acquired by the company.
d)	Issuance of $25 million of Preferred Shares by certain holding entities of Brookfield Property Partners.
e)	Issuance of partnership units by Brookfield Property Partners as partial consideration for the business acquired, and issuance of approximately 80 million units of the company in the spin-off based on the number of Class A limited voting shares and Class B limited voting shares of Brookfield.
f)	Reorganization of the legal structure through which the business is held, including the issuance of certain inter-company debt between the property partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments.
g)	Annual management fees of $50 million paid by the company to Brookfield pursuant to a Master Services Agreement.
h)	Exclusion of Brookfield’s 3% investment in Howard Hughes Corporation, which is not being transferred to the company as part of the reorganization. This investment has been disposed of during the first quarter of 2013; however, certain liabilities related to the assets still remain which are being excluded in the pro forma financial statements.

The unaudited pro forma information has been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma financial information is provided for information purposes only and is not intended to represent, or be indicative of, the results that would have occurred had the transactions reflected in the pro forma adjustments been effected on the dates indicated.